UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

Zale Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

988858106

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Robert M. Hayward, P.C.

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Z Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGCOF Third Party Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,022,075 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,022,075 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

CUSIP No. 988858106

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,022,075 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,022,075 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,075 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 33,021,621 shares of common stock were outstanding as of March 3, 2014. The shares of common stock issued upon exercise of the warrants held by the reporting person have been added to the total number of outstanding shares of the Issuer as of March 3, 2014 for purposes of calculating the percent of class represented.

This Amendment No. 5 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2010, which was amended and restated in Amendment No. 3 filed with the Commission on July 27, 2012, and further amended and supplemented in Amendment No. 4 filed with the Commission on February 25, 2014 (as amended to the date hereof, the “Schedule 13D”). The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Considerattion.

The information contained in Item 6 of this Amendment No. 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information contained in Item 6 of this Amendment No. 4 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of March 18, 2014, 10,022,075 shares of the Common Stock by virtue of the exercise of the Warrants directly held by Z Investment. Each of Z Investment, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Common Stock held by Z Investment. Ultimate GP has sole dispositive power with respect to all of the Common Stock held by Z Investment.

As a result of the relationships described in this Schedule 13D, each of the Reporting Persons may be deemed to beneficially own the Common Stock held by Z Investment. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Common Stock held by Z Investment, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On March 18, 2014, Z Investment exercised on a cashless basis all of the Warrants at an exercise price of $2.00 per share.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 18, 2014, Z Investment exercised on a cashless basis all of the Warrants at an exercise price of $2.00 per share. As permitted by the terms of the Warrants, the exercise price for the shares of the Common Stock was paid through the surrender of Warrants to purchase 1,042,609 shares of the Common Stock. As a result of the exercise of the Warrants, Z Investment acquired 10,022,075 shares of the Common Stock.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2014

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

Z Investment Holdings, LLC

/s/ David C. Dominik
By:	David C. Dominik
Its:	Authorized Person